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January 19, 2018

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk, Esq.

Senior Special Counsel
U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aviragen Therapeutics, Inc. (“AVIR” or the “Company”) PREC14A filed on January 12, 2018

Filed by Digirad Corporation et al. (the “Proxy Statement”)

File No. 1-35285

Dear Ms. Chalk:

We acknowledge receipt of the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), delivered via electronic mail on January 17, 2018 (the “Staff Correspondence”) with regard to the above-referenced matter. We have reviewed the Staff Correspondence with our clients, Digirad Corporation (“Digirad”), East Hill Management Company, LLC (“East Hill Management”), Thomas M. Clay (collectively, the “CAS Group”), and provide the following responses on the CAS Group’s behalf. For ease of reference, the comments in the Staff Correspondence are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on January 12, 2018

General

1.	All statements of opinion or belief should be clearly presented as such rather than as statements of fact. Some examples of disclosure that should be modified accordingly include the following statements:
a.	“Aviragen Management has a track record of value destruction and the Board has failed to take appropriate actions and should be held accountable.” (page 9)

The CAS Group acknowledges the Staff’s comment and has revised the Proxy Statement to clearly indicate that such statement referenced above is the CAS Group’s opinion or belief. Please see page 9 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 19, 2018

a.	“The tremendous failure of Ianinamivir and the BARDA contract necessitated CEO Plumb’s departure from the CEO role.” (page 11)

The CAS Group acknowledges the Staff’s comment and has revised the Proxy Statement to clearly indicate that such statement referenced above is the CAS Group’s opinion or belief. Please see page 11 of the Proxy Statement.

b.	“The incumbent Board has overseen this significant destruction of stockholder value and have failed to take appropriate steps to remedy the problems that plague the Company.” (page 11)

The CAS Group acknowledges the Staff’s comment and has revised the Proxy Statement to clearly indicate that such statement referenced above is the CAS Group’s opinion or belief. Please see page 11 of the Proxy Statement.

Reasons for our Solicitation, page 9

2.	We note that in multiple contacts with the Company within the last year, the participants in this solicitation advocated for the liquidation of the Company. Please discuss whether this is something you will continue to pursue if this solicitation I successful and the merger with Vaxart is not consummated as a result.

The CAS Group acknowledges the Staff’s comment and has revised the Proxy Statement to discuss whether liquidation is something the CAS Group will continue to pursue if the merger with Vaxart is not consummated. Please see page 13 of the Proxy Statement.

The Proposed Merger is Not in the Best Interests of the Company and its Stockholders for Numerous Reasons, page 11

January 19, 2018

3.	Clarify what you mean by the statement that “[b]ased on the disclosures by the Company in the Aviragen Merger Proxy Statement regarding the process employed by the Board, we believe the Company failed to properly consider the relative benefits of alternative proposals or avenues for returning value to stockholders.”

The CAS Group acknowledges the Staff’s comment. On a supplemental basis, the sentence referenced above was intended to summarize the CAS Group’s interpretation of the facts discussed in the preceding paragraphs of the Proxy Statement with respect to the Company’s disclosures regarding the process undertaken by the Board to review strategic as disclosed in the Aviragen Merger Proxy Statement (including the Board’s interaction with Party F). The CAS Group has revised the Proxy Statement to clarify what is meant by the above-referenced statement. Please see page 11 of the Proxy Statement.

4.	Explain what you mean by the reference to a “double-trigger payment” in the last paragraph on page 11.

The CAS Group acknowledges the Staff’s comment and has revised the Proxy Statement to explain what is meant by the reference to a “double-trigger payment.” Please see page 11 of the Proxy Statement.

Form of Proxy

5.	Revise the reference to discretionary authority on the form of proxy, consistent with the disclosure at the bottom of page 6 of the proxy statement (with the reference to matters not known to CAS Group a reasonable time before the solicitation). See Rule 14a-4(c).

The CAS Group acknowledges the Staff’s comment and has revised the form of proxy card consistent with the disclosure at the bottom of page 6 of the Proxy Statement. Please see the form of proxy.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Jeffry R. Keyes, Digirad Corporation Thomas M. Clay, East Hill Management Company, LLC

January 19, 2018

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Proxy Statement, on Schedule 14A, filed by the undersigned on January 12, 2018 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.
•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filings do not foreclose the Commission from taking any action with respect to the Filing.
•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Digirad Corporation

By:	/s/ Jeffry R. Keyes
	Name:	Jeffry R. Keyes
	Title:	Chief Financial Officer

EAST HILL MANAGEMENT COMPANY, LLC

By:	/s/ Thomas M. Clay
	Name:	Thomas M. Clay
	Title:	Manager

/s/ Thomas M. Clay
Thomas M. Clay